SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONVERIUM HOLDING AG
(Name of Subject Company)
CONVERIUM HOLDING AG
(Name of Person Filing Statement)
Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)
Registered Shares*
American Depository Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:
Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5454
          *There is no CUSIP Number assigned to the Registered Shares.
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Converium's road map for sustainable future value creation 28 February 2007

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'aims' 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, our ability to obtain an upgrade of our financial strength rating and the consequences of such an upgrade, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information and where to find it: In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com. Important disclaimer Disclaimer

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Converium shows strong profitability in 2006 Key highlights Net income from continuing operations increasing to USD 215m, with a return on equity of 13%, or of 8.6% excluding nat cat benefits of USD 34.5m (pre- tax) and prior accident year positive development of USD 52.1m (pre-tax) Strong improvement of non-life combined ratio by 10.7pts from 107.0% to 96.3% Overall net income of USD 57m impacted by a charge of USD 158m from discontinued operations USD 193m equity increase to USD 1,846m even after sale of NA operations, further enhancing capital strength and capacity to service clients For 2006, the Board of Directors recommends a dividend per share of CHF 0.20, a pay-out ratio of around 40% Full year results 2006

Financial statements 2006 are impacted by the sale of Converium's North American operations to National Indemnity (a Berkshire Hathaway company) which was accounted for in 4Q/2006 Income statement presents new line for "net income/loss from discontinued operations" to reflect the result of sold business and the transaction itself Net loss from discontinued operations of USD 158m Net income for the year: USD 32m Loss on disposal: USD -171m Total impact = USD -158m OCI (1) recycling: USD -19m All further disclosures and analysis are done on the basis of "continuing operations" unless noted differently Change in reporting due to sale of NA operations Impact of sale of NA operations in line with expectations Full year results 2006 (1) Other comprehensive income

Continuing operations show net income of USD 215m Non-life combined ratio improved by 10.7pts with an ROE of 13% Full year results 2006 Continuing operations Gross premiums written 1'981 1'955 +1.3% Non-life combined ratio (1) 96.3% 107.0% -10.7pts thereof: Administration expense ratio 5.3% 6.7% -1.4pts Segment income (2) 327 172 +89.7% Income from continuing operations 215 34 +530.5% (Loss) income from discontinued operations -158 35 nm Total net income 57 69 -16.9% 2006 2005 Change Return on equity from continuing operations (3) 13.0% 2.0% +11.0pts (1) Excludes Corporate Center Normalized combined ratio for 2006 of 102.1% impacted by prior accident year positive development of USD 52.1m (pre-tax) and a benefit of pure nat cat reserves of USD 34.5m (pre-tax) due to low nat cat activity (2) Segment income is defined as net premiums earned plus total investment results minus losses, loss expenses and life benefits, acquisition costs minus other operating and administration expenses, excluding Corporate Center (3) ROE based on equity at beginning of the year (USDm - unaudited)

Strong underwriting profitability Combined ratio of Standard P&C improved to 87.5% (USDm - unaudited) Standard P&C Reinsurance Gross premiums written 891 803 +10.9% Net premiums earned 776 881 -11.9% Segment income 205 46 +345.8% Combined ratio 87.5% 109.3% -21.8pts Specialty Lines Gross premiums written 777 833 -6.7% Net premiums earned 724 1'059 -31.7% Segment income 99 109 -9.2% Combined ratio 105.7% 105.2% +0.5pts Life & Health Reinsurance Gross premiums written 313 319 -1.7% Net premiums earned 312 315 -0.8% Segment income 24 18 +33.5% 2006 Change 2005 Full year results 2006

Total investment return at 5.0% with book yield at 4.2% Increase in net unrealized capital gains driven by strong equity performance Net investment income 260 258 +1.0% Average net investment income yield (pre-tax) 4.2% 4.2% - Net realized capital gains (losses) (pre-tax) 19 31 -39.6% Total investment results 279 289 -3.4% Average total investment income yield (pre-tax) 4.5% 4.7% -0.2pts Change in net unrealized capital gains (losses) (pre-tax) 25 -15 nm Average total investment return (pre-tax) 5.0% 4.5% +0.5pts 2006 Change 2005 Full year results 2006 Average total invested assets 6,147 6,139 +1.4% Continuing operations (USDm - unaudited)

(1) Other includes change in minimum pension liability, releases of common shares from treasury, net amortization of stock compensation Equity, December 31, 2005 1,653 1,846 -158 95 14 55 -16 -12 Balance, Sep. 30, 2006 *Other Dividends to shareholders Purchase of common shares Currency translation adjustments Net change in unrealized gains & losses (after tax) Net income DO Net income Balance, December 31, 2005 Dummy 1832 1832 1844 1765 1710 1710 1653 Base 1846 1653 Additions 14 95 55 215 Subtractions 12 16 158 Net change in unrealized gains & losses (after tax) Currency translation adjustments Purchase of common shares Dividends to shareholders Other (1) Equity, December 31, 2006 Net income from discontinued ops. 215 Net income from continued ops. Significant equity increase even after sale of NA operations Consolidated shareholders' equity up by 11.7% while reducing capital requirements Full year results 2006 GPW Reinsurance Liabilities 1,955 8,201 1,981 7,037 +11.7% +1.4% -14.2% (USDm - unaudited)

Expected combined ratio for 2007 already lower than 2006 Combined ratio improvement mainly driven by shift in business mix Significant growth in short- tail lines Increase in attractive property markets Shift of Lloyd's syndicates from long to short tail Lower weight of MDU business Business size of joint venture with MDU will remain stable (USD 190m) with a C/R above 100% Reduction in Aviation Decrease in premium for GAUM by approximately USD 30m with C/R above 100% Increase in overall profitability Reduction of administration cost ratio Administration cost ratio will be reduced based on increased premium volume 2006 2007E Company's preliminary estimates (1) Normalized combined ratio impacted by prior accident year positive development of USD 52.1m (pre-tax) and a benefit of pure nat cat reserves of USD 34.5m (pre-tax) due to low nat cat activity. Full year results 2006 (1) 102.5 % Guidance 2006 Guidance for 2006 exceeded

Strong 2006 results supports positive outlook Full year results 2006 Converium shows strong profitability in 2006 Positive outlook for 2007: Successful January 1 renewals Gross premium written: ~ USD 2.2bn Non-life combined ratio: ~ 98.5% including administration expense ratio of approx. 5.1% Corporate center expenses: ~ USD 48m Invested assets: USD 6.0 - 6.2bn Tax rate: 14% - 16% Return on equity: ~ 11%

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Rebuild management team Restore business underwriting profitability Sell Converium's NA operations with full reserve finality Strengthen capital base Retain strong client franchise Excellent turnaround track-record Solid foundations for value creation ? ? ? ? ? Improve internal control processes ? Strategy update Achieved positive outlook from all rating agencies ?

Strategy update
February 2007
Page 14

converium

Roadmap to 14% ROE in 2009

Key drivers	Today	2009	Impact on ROE
Underwriting	▪ Gaps in client coverage ▪ Product range constrained by rating ▪ High combined ratio given current business mix	▪ Share of wallet regained ▪ Expansion into emerging markets ▪ Position in specialty lines restored ▪ Shift in business mix ▪ Increase cost efficiency	GPW – USD 3bn Non-life C/R – 96%
Operational excellence	▪ High corporate center expense driven by US registration ▪ Relatively high audit and legal costs ▪ Complex IT environment	▪ Single European listing ▪ Normalised level of audit and legal costs ▪ Uniform IT platform	Savings corporate center – USD 20m
Asset management	▪ Letter of credit constraints ▪ Conservative fixed income allocation	▪ Optimal asset allocation ▪ Strategic partnership in place ▪ Sustainable improved investment yield	Book yield of 5%
Capital management	▪ Excess capital ▪ Sub-optimal capital structure with limited hybrid utilisation	▪ Disciplined capital management ▪ Excess capital to be deployed for profitable growth or returned to shareholders ▪ Optimized capital structure ▪ Clear and consistent dividend policy	Return USD 300m equity Increase hybrid to USD 500m

ROE target 2009 **~ 14%**

Company's preliminary estimates. More details on following pages.

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Converium anticipates growing its book of business to pre- downgrade level Underwriting Regain share of wallet following upgrade, while upholding disciplined underwriting Focus on growth in emerging markets Identify new target clients and "white spots" in developed markets Approx. 5% pricing decrease anticipated by 2009 Re-establish Converium as a leading specialty reinsurer, building on existing product expertise and client relationships Focus on growth in emerging markets Flat pricing anticipated by 2009 Focus on Asia and UK Take advantage of growth opportunities in other developed European markets Broaden product offerings Standard P&C (open market) Specialty Lines (open market) Life & Health Actively scan markets for team acquisition & joint venture opportunities Develop new products Overall Market share (2) 2% 3% Company's preliminary estimates (1) Net of anticipated pricing impact (2) Global reinsurance market excluding U.S. casualty and U.S. Life & Health Cross-selling opportunities (1) (1) (USDbn) + 36%

GPW regain share of wallet by 2009 GPW remaining business GPW gone from market due to restructuring GPW lost following downgrade East 450 700 700 1000 West 300 Underwriting Regain share of wallet ~1,000 ~300 ~700 ~450 2004 GPW 100 2007E GPW 10 2009E GPW 55 ~100 Australia example ~10 ~55 ~+45 2004 GPW 200 2007E GPW 20 2009E GPW 110 ~200 UK example (1) ~20 ~110 ~+90 Regain share of wallet Company's preliminary estimates (1) Excluding Lloyd's business, MDU and GAUM Regain 2/3 of remaining GPW (USDm) (USDm) (USDm)

New business: Geographical focus on emerging markets Significant business growth in Asia, Middle East and Latin America expected Underwriting 1.5% market share in the region Strong position in e.g. Middle East and Brazil Product expertise in Agribusiness, Engineering, Credit & Surety Local offices in Singapore, Malaysia, Brazil, Argentina ~50 dedicated employees to the region Current position Focus on joint venture opportunities Strengthen local teams Leverage infrastructure Build on strong existing client relationship (cross- selling) Key actions In cooperation with Banco do Brasil launch of multi peril crop insurance as a new product innovation Target premium volume 2009: ~USD 50m Underlines Converium's ability to grow in profitable, innovative Specialty Lines areas Brazilian market opening - further opportunities for Converium Example: Agribusiness Brazil Market GPW 2007E 22 2009E 26 ~22bn ~26bn (USD) +18% Market share 2007E 320 180 2009E 520 300 Converium GPW ~320m ~520m (USD) Company's preliminary estimates +63% 1.5% market share 2.0% market share

Underwriting Improvement in combined ratio of 2.5pts by 2009 Higher volume and shift in business mix driving combined ratio to 96% Reduced fronting costs on GAUM business GAUM fronting fee will be reduced after upgrade of financial strength rating Lower weight of MDU business Business size of joint venture with MDU will remain stable (USD 190m) with a C/R above 100% Shift of business mix Further shift towards non-proportional business Increase in attractive specialty lines: Agribusiness, Engineering, Credit & Surety, Marine & Energy Stable premiums for GAUM and Lloyd's Approx. 5% pricing decrease anticipated by 2009 for Standard P&C Reduction in administration cost ratio Administration cost ratio will be reduced based on increased premium volume and further cost efficiencies 2007E 2009E ~ ~ Company's preliminary estimates

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Operational excellence 2006 55 2007E 48 2009E 35 55m Corporate center expenses evolution Non-life administration expense ratio evolution Key actions ~35m - 36% 2006 5.3 2007E 5.2 2009E 4.3 5.3% ~4.3% Operational excellence Implementation of tight cost control measures Moving from 2 stock market listings to 1 European listing Normalisation of audit and legal costs Further globalisation and harmonisation of processes Finalising rationalisation of IT platforms (from 16 to 4) (USD) ~48m ~5.1% Company's preliminary estimates (1) Including additional costs for team acquisitions (1)

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Profit from market opportunities by taking advantage of customized reporting, risk analysis and scenario analysis Benefits from increased control and flexibility Reduction of structural complexity and freeing-up of management resources Cost basis unchanged despite multitude of additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services additional services Fixed Income Hedge Funds Equities Real Estate Funds Withheld Now Future State Managed by DeAM DeAM Oversight Managed by various asset managers Added value through strategic investment partnership Combining state of the art ALM expertise with capabilities of leading insurance asset manager Asset management Fixed Income

Considerable investment income potential of 5% book yield Rating upgrade will drive reduced need for letters of credit Significant increase in expected total return and improved utilisation of available capital Limited increase of risk, with focus on improved fixed income performance Asset allocation 2006 Target allocation 2008 Asset management Efficient frontier of less constrained portfolio Current portfolio Efficient frontier Fixed Income Funds Withheld Equities Real Estate Altern. investments

Significantly higher sustainable yield on fixed income portfolio due to more sophisticated asset allocation Fixed income allocation 2006 Target fixed income allocation 2008 Asset management Cash & Short Term Government Bonds Corporate Bonds AAA non-Govt. MBS CMBS ABS Funds Withheld

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Capital management framework How much capital do we need and what should we do with excess capital? What type of capital should we have? How should we reward capital on an ongoing basis? Regulators Rating agencies Management/ Economic capital Industry peers Capital markets Key questions Drivers Capital management Targets Disciplined capital management Based on internal ERM approach Excess capital to be deployed for profitable growth and returned to shareholders Optimized capital structure including higher leverage Return USD 300m to shareholders and replace with hybrid debt Pre-finance outstanding subordinated debt (USD 200m) Clean and consistent dividend policy Proposition of sustainable 25% - 35% pay-out ratio Note: Capital action may require shareholders, regulators and rating agencies approval

CAR Excess capital Available capital 1.7 0.2 0.1 CAR Excess capital 2006 CAR 1.4 0.1 1.5 2007E CAR 1.4 0.2 1.6 2009E CAR 1.4 0.2 1.6 140% target Disciplined capital management, key pillar to deliver 14% ROE Based on Converium's internal ERM approach Internal target capital level equivalent to 140% S&P Capital Adequacy Ratio (CAR) Capital in excess of 140% CAR is considered as excess capital Capital management framework Capital base 2006 CAR Excess capital 2006 CAR 1.4 0.1 1.5 2007E CAR 1.4 0.2 1.6 2009E CAR 1.4 0.05 1.45 Management case 14% ROE: +USD 800m GPW by 2009 Stress case 14% ROE: +USD 500m GPW by 2009 140% target 140% 150% 1.9 2.0 1.7 125% Excess capital Capital management Returning excess capital to the shareholders drives 14% ROE Excess capital to be deployed for profitable growth (USDbn) Note: Capital action may require shareholders, regulators and rating agencies approval

Capital structure optimisation Equity Hybrid 2006 capital structure 1.8 0.2 Equity reduction 1.5 0.3 New hybrid 1.5 0.3 0.2 New capital structure based on 2006 1.5 0.5 Capital management Optimise debt to equity ratio by returning USD 300m capital to shareholders in 2007, to be replaced by hybrid debt Pre-finance outstanding 8.25% subordinated debt callable in December 2007 Retain some hybrid capacity under S&P standards going forward Weighted average cost of capital will be reduced from 9.5% to 9% Management intentions Capital structure Equity: 1.8 Hybrid: 0.5 Equity: 1.5 90% 75% 10% 25% 2.0bn (USD) USD 300m returned to shareholders Hybrid: 0.2 2.0bn USD 300m additional hybrid Note: Capital action may require shareholders, regulators and rating agencies approval

The Board of Directors will pursue a target pay-out ratio of 25-35% The dividend consideration is based on the following criteria: the consideration of the overall capital situation only pay a dividend when the Company makes a profit if Converium sees an attractive market opportunity the Board of Directors can propose to pay less than 25% pay-out ratio Board will review best available alternatives on a regular basis Future dividend policy Capital management Note: Capital action may require shareholders, regulators and rating agencies approval

1 Full year results 2006 Full year results 2006 2 Strategy update Strategy update 2.1 Underwriting Underwriting 2.2 Operational excellence Operational excellence 2.3 Asset management Asset management 2.4 Capital management Capital management 3 Wrap up Wrap up Full year results 2006 & strategy update Agenda Agenda

Strong results in 2006 further enhancing capital strength Solid foundations for future value creation Clear path to deliver 14% ROE by 2009 Grow book of business to pre-downgrade level with ~96% target combined ratio Disciplined capital management based on 25-35% payout ratio Wrap up Converium is dedicated to maximise value for its stakeholders Wrap up Successful 2007 renewals Leverage capital structure: return USD 300m capital to shareholders in 2007 Reduce corporate center expenses by USD 20m Enhance book yield to 5%

Business and integration risk Weak acquisition currency Offer undervalues Converium Unsolicited approach carries business and integration risk Converium can achieve a rating upgrade on its own Current share price does not recognise Converium full value upside which should materialise post rating upgrade Cash included in the offer is financed by Converium excess capital Significant stock consideration requires more visibility on SCOR's standalone value to be assessed properly - no transparency on 2006 results before April 4, 2007 Our shareholders would take a significant risk with a stretched new balance sheet Offer does not recognise Converium full standalone value potential Converium's potential value upside is also based on its flexibility to return excess capital to its shareholders Our current share price reflects current proposal Considerations on SCOR's pre-announcement Converium's Board of Directors is committed to maximising value for all its shareholders and is not opposed to consolidation as a matter of principle. However, it is convinced that its strategy for Converium will deliver more value than the SCOR proposal SCOR's offer does not maximise value to Converium's shareholders Wrap up

Marco Circelli Head of Investor Relations marco.circelli@converium.com Phone: +41 (0) 44 639 91 31 Inken Ehrich Investor Relations Specialist inken.ehrich@converium.com Phone: +41 (0) 44 639 90 94 Beat Werder Head of Public Relations beat.werder@converium.com Phone: +41 (0) 44 639 90 22 Contact